October 20, 2005


Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington, D.C. 20549


RE: HPL Technologies, Inc. File No. 000-32967


Dear Ms. Collins:

We have reviewed your letter dated October 13, 2005 and set forth below is your original inquiry and our response to such inquiry:

Form 10-K for the Fiscal Year Ended March 31, 2005
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Note 4.  Goodwill Impairment, page 57
-------------------------------------

1. We note your response to our Prior Comment No. 3. Explain why you believe that your market capitalization is not representative of the fair value of the Company. Provide the computation of your reporting unit's fair value based on quoted market prices and the fair value based on your discounted cash flow models and market approach analysis as of March 31, 2005 and June 30, 2005. Further provide the amount and type of consideration included in the non-binding term sheets which you indicated were received in June and July, 2005. Also tell us how the fair value of the reporting unit as calculated in your goodwill impairment assessment reconciles to your recent agreement to sell the Company for approximately $13 million.

              We believe that our market capitalization is not representative of the fair value of the Company because we had been in discussion with a number of potential equity investors (since February 2005) for a potential private placement at valuations in excess of the total capitalization represented by our OTC market value. Our investment bank informed our board in March 2005 that several potential investors had expressed an interest in acquiring the Company rather then investing in the Company. From April 6, 2005 through May 22, 2005, we entered into confidentiality agreements with 8 companies interested in acquiring the Company. The price ranges we were discussing initially were above the market price at March 31, 2005 which was $0.80 per share. Furthermore, FAS 142, par. 23 states that the fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between
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              willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Even if we believed the quoted market price was the most relevant indication of fair value, the $0.80 per share equates to an enterprise value of approximately $38 million which supports the book value of equity as of March 31, 2005.

              At March 31, 2005 and June30, 2005, consistent with every quarter since September 30, 2002, we tested for impairment of goodwill by reviewing our discounted cash flow model ("DCF Model") and our market approach model ("MA Model") which valued the Company based on comparable public company multiples, adjusted by an appropriate size factor. Based on this analysis, the fair value of the Company at March 31, 2005 was $39.1 million under the DCF Model and $38.0 million under the MA Model or an average of $0.846 per share which is consistent with our closing market price of $0.80 per share on March 31, 2005. We also had a verbal offer in this time frame at $0.85 to $1.00 per share which did not materialize. At June 30, 2005, the fair value of the Company was $37.4 million under the DCF Model and $30.1 million under the MA Model or an average of $0.745 per share. The closing quoted market price at June 30, 2005 was $0.60 per share, which equated to an enterprise value of $28.34 million at June 30, 2005 compared to a book value of equity of $27.83 million which supported no impairment of goodwill at June 30, 2005. These values are consistent with a non-binding term sheet dated June 9, 2005, received by the Company to acquire all of its outstanding shares for $0.70 per share in cash. We had received another non-binding term sheet on July 18, 2005 for $0.60 per share in cash or stock to be determined on entering into the definitive agreement. We commenced negotiations with this party and signed an exclusivity agreement with them on July 25, 2005 which was terminated on August 25, 2005 when we could not come to terms.

              The fair value of our reporting unit at September 30, 2005 is less than the book value of our equity at September 30, 2005 which has triggered an impairment in the carrying value of our goodwill. We have engaged a third party valuation firm to assist in valuing the intangible assets of the reporting unit as of September 30, 2005 to determine the extent of the write-down in goodwill at September 30, 2005 which will be reflected in our quarterly report on Form 10-Q. The decrease in fair value of the reporting unit from June 30, 2005 to the announced sale of the Company at $13 million is the result of liquidity issues facing the Company and the related reluctance of customers to enter into long-term arrangements with the Company. The background section to our proxy statement filed with the SEC on October 14, 2005 more fully explains the process the Board of Directors and management undertook before entering into the definitive agreement with Synopsys for the sale of the Company.


                                     ******


Yours truly,

/s/ Michael P. Scarpelli
______________________________________
Michael P. Scarpelli
Chief Financial Officer and
Senior Vice President, Administration